Exhibit 99.3
Press Conference

INFOSYS  LIMITED
PRESS CONFERENCE
July 12, 2011

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Limited – Chief Executive Officer and Managing Director

S. D. Shibulal
Infosys Limited – Chief Operating Officer and Member of the Board

Ashok Vemuri
Infosys Limited – Member of the Board, Head of Americas and Head, Financial Services & Insurance

Prasad Thrikutam
Infosys Limited – Head, Energy, Utilities, Communications & Services,
Global Head, Systems Integration, Infosys Limited, Director, Infosys China

Nandita Gurjar
Infosys Limited – Senior Vice President and Group Head, Human Resources

V. Balakrishnan
Infosys Limited – Member of the Board and Chief Financial Officer

PRESS

Gautam Das
Financial Express

Abhinav
The Week Magazine

Nandita
Outlook Business

Sangeeta
Deccan Chronicle

Vibhu
Business Standard

Shruthi
The Economic Times

Priyanka

Good afternoon. Thank you for joining us for the Q1 FY’12 results press conference at the Narayana Murthy Center of Excellence in Mysore. Today’s press conference, Kris will start with the company’s financial performance and followed by a presentation by Shibu on the company’s operational performance and then Kris will give us the guidance. Post which we will have a Q&A session. Now I welcome Kris to start the press conference.

Kris Gopalakrishnan

Thank you Priyanka and welcome to all of you to the Narayana Murthy Center of Excellence at Mysore. Yesterday as we know we named the center after Narayan Murthy and it was a proud moment for all of us to recognize his contribution to building this center, his contribution to Infosys as well as of course the IT industry.

We had a good quarter overall, all round of performance. We increased our revenue sequentially by 4.3%. Volumes grew by 4% sequentially. Onsite volumes were very strong 6. 8%, that clearly indicates that there is momentum at this point in terms of business. The revenue per employee increased by 1.2% on a blended basis. Overall the pricing environment is stable at this point. We added 26 new clients. We had three large deals wins. We had three large transformational project wins. We have five platform deals. As I said overall all round good performance. Most of the reorganization is behind us and we believe that we are actually in a very strong position to take advantage of market opportunities to serve our clients better. We are aligned with our clients in terms of industry verticals. We have services that allow us to serve our clients better. So we have consulting and system integration services, we have business operation services and we have Products, platforms and Solutions, which cater to some of the emerging trends that we see in the market in terms of move to platform, move to Cloud, focus on IT, non-linear growth. So our strategy is all now in place, the reorganization is behind us and we believe that we are in a very strong position.

Let me very quickly take you through some of the numbers. The revenues were Rs. 7485 Crores for the quarter ended June 30, 2011. So this is Indian Rupee terms quarter-on-quarter growth of 3.2%, year-on-year growth rate of 20.8%. The net profit after tax was about Rs.1722 Crores for the quarter ended June 30. This is a year-on-year decline of 5.3% primarily because of the impact of compensation increase, typically in the first quarter we see the impact of the compensation increase and this impact will be felt now. Over the year we believe that this will be muted, the impact will be much lower and if growth really comes back stronger than what we have guided you will see an improvement. Earnings per share for this quarter was 30.14. This is again a quarter-on-quarter decline of 5.3%, year-on-year growth of 15.7%. As I said, 26 clients were added during this quarter, growth addition of employees is 9922. We had guided for about 6500 employees to be added, but we added 9922 employees. We believe that bench is strategic even though we have guided for an 18% to 20% growth, we want to prepare ourselves to have the capacity to grow faster if the growth indeed happens. We have a total of 1,33,560 employees as of June 30, 2011. This is the P&L. Basically the earnings per share as I said is 30.14 versus in 2010 it is 26.06. This is a growth of 15.7%.

Now I will hand it over to my colleague, S.D. Shibulal and then come back for giving you the guidance and the summary. Thank you.

S. D. Shibulal

To continue with what Kris talked about, I also want to touch upon some of the developments this quarter. We have completed our realignments of the organizational structure to the new strategic directions we have rolled out. Building tomorrow’s enterprise is the new strategic direction. In line with our strategic direction we have created four go-to market verticals. They are truly global, so they will operate in US, Europe and rest of the world. It will allow us to bring in best practices across the globe in those verticals. Our offerings have been categorized in three different groups, business of operations which consists of application development and maintenance, infrastructure management, independent validation and business process management, consulting and system integration consisting of consulting our enterprise solutions and the system integration work which we do and a new category, which we have created products platform and Solutions Kris talked about it, it is about being relevant to the market in the new development, Cloud Mobility and the trend towards pay per use. It is also in line with our strategic direction of creating non-lineraity between our efforts and revenue.

So with that let me move on to the operational performance. This is revenue spread across different geographies. North America has actually marginally grown ahead of Europe. Utilization excluding trainees was 74.9%. Again we have had 9,922 people join this quarter, 2,740 net. We are very well prepared to take advantage of any growth opportunities which we will get in Q2, Q3 and Q4. The fixed price is marginally down. It is not any secular trend. It is just a quarter-on-quarter variation. Onsite, offshore ratio again this quarter we have seen volume growth of 4% about 6.8% onsite and 2.7% offshore, which indicates a large number of project starts, usually when you have onsite growth moving ahead of the offshore growth in volume that indicates higher number of project starts. We added 26 new clients this quarter, 8 net. I think one in Global Fortune 500 and one in US Fortune 500. Million Dollar clients have gone up to 374 and $50 mn clients went up by four from 28 to 32. Our growth has been led by the top five this quarter. The top five accounts grew by 8.2% and the remaining grew by 3.6%.

Awards and recognitions as usual we have few of them this quarter. The first one probably the most important, we topped the list of Global Brands in India, emerging as the “most admired thought leader” in a survey by TLG Communications and GlobeScan. So these are some of the examples and client acquisition and expansion of services. Talking about products and platforms we had five wins in the iEngage Platform and one win in the iTransform product. We have also had three wins in the transformation space and three wins in the large deal space. Finacle is moving along. Eleven deals this quarter. 20 client project wins went live. Today we cater to 148 banks in 72 countries, total of 47000 branches and 300 mn accounts worldwide. The next one is about iEngage. We have five different platforms under iEngage in the market today and the iEngage platform is available on the smart phone enabled devices. Most of our patents are applied towards the “Building Tomorrow’s Enterprise” framework. We have identified seven themes, which we talked about in the past and most of our patents are applied under those themes. We applied 27 new patent applications this quarter. As I said, we are at 9900 people, 2700 people net. Our attrition is down quarter-on-quarter to 15.8%. We have 27.98 mn square feet of space, capable of accommodating 127000 employees and 7.9 mn square feet under completion. With that let me hand back to Kris to give the outlook.

Kris Gopalakrishnan

Thanks Shibu. Under IFRS consolidated the quarter ending September 30 projecting a revenue of Rs.7699 Crores to Rs.7810 Crores, year-on-year growth of 10.8% to 12.4% and earnings per share in the range of Rs.29.6 to Rs.30.15. For the full year ending March 31, 2012, we are looking at 31,777 Crores to 32,311 Crores, which is a year-on-year growth of 15.5% to 17.5%. Earnings per share is expected to be in the range of Rs.128.20 paise to Rs.130.08 paise, which is a year-on-year growth of 7.3% to 8.9%. We have assumed $1 is equal to Rs.44.50. That is the conversion rate we have assumed in this.

In summary, we have reorganized the company. Along the industry verticals we have created service grouping around business operations, consulting and system integration, product platforms and solutions, so we believe that we are very well positioned to take advantage of the trends that we see and serve our clients better. Infosys is focused on delivering measurable business value to clients across these three service grouping, so we deliver value, we deliver results to our clients. Our best practice approach to efficiently run small or large portions of our client business will free up resources for transformation and innovation-led growth projects. This is a strategic direction we are taking consciously so that one, we can take advantage of the trends that we see in the market, second, we can also look at non-linear discontinuous growth. We continue to partner with clients enabling them to leverage the new business growth opportunities based on our strengths and ability to co create and accelerate innovation. We are doing actually several co creation projects across the company. This cocreation projects result in specific value to our clients as well as specific IT, which Infosys can leverage with other clients overtime. Our top five clients grew by 8.2%, volume growth by 4%, the growth is back and our initiatives to address the company’s transition to the next generation of global consulting and technology services, which is done, will position as the high quality player in the IT services space. We continue to focus on high quality, growth, profitable growth, so balancing both revenue growth and margins. We are making the right investments and we are making significant investments actually to position ourselves as partner of choice for large global clients. In fact if you look at the Mysore Center itself, we have about 6000 people developing software and providing services to our clients, making it the second largest exporter within the Karnataka state actually, next to Bangalore. So that is one activity from the center. Second is we have the largest global education center and we have the leadership institute here. So it is about balancing all round growth and investing for the future.

So thank you, very much and now we are open for Q&A. Thank you, very much.

Gautam Das

Hi, this is Gautam Das from Financial Express. You said the macroeconomics are a little volatile. Can you caliberate that a little more and Ashok can you comment on about the spending from banks because a lot of exposure to Spain, Italy and all these countries, right, so if such a crisis kind of spills over to these countries, will that effect spending from banks?

Kris Gopalakrishnan

We have given our guidance for the coming quarter and for the full year, 3.5% to 5% sequential growth in revenue terms, 18% to 20% for the full year which we have not revised. So from my caliberation perspective what we are saying is that the budgets are same, there is no reduction in budgets. From a spending perspective there may be some volatility or some delays based on the environment. That is an impact that we see and that means that we need to be cautious but we are making the investments necessary to grow faster in the future. Now I will ask Ashok to comment on the financial services in Europe.

Ashok Vemuri

Thanks Kris. I think if you look at the Banking sector or the financial services sector, this quarter our performance has been actually fairly I would say positive in terms of the growth,. I think overall we have got 3.3%, certain sub verticals in there, especially insurance which has been lagging has done very well, banking and capital markets has done well. We had some challenges on the discretionary side of the portfolio and that is compounded by a multitude of things, one of course is the sovereign risk, the other is of course the bad debts. The regulations themselves are putting a fairly onerous burden on the banks in terms of the cost of capital itself.

The fact that some of the regulations have not yet been fully interpreted, there has been a take back if you will of Dodd-Frank and full interpretation of these has not yet fully been crystallized and consequently the implications of the trickle down of that to technology strength would become obvious if there is one but I think from a sovereign risk perspective and I am no economist and I do think that there are structural issues but I think you need to put that in to perspective as well that we survived the Lehmann era which was a $600 bn hit as compared to Greece which is only $150 bn, so would that compound and become a Portugese issue, an Irish issue, so on so forth and Spanish issue, I think only time will tell, but those structural changes that need to be brought in I think are much more critical for us to understand than any implications that we are seeing for specific individual banks and their business with us.

Unknown Speaker

Sir could you elaborate from what you said just in simple terms if you could qualify your statement the uncertain times and also you have mentioned twice about the investment, if you could quantify the significant investments you are making, why these uncertain times after, even then you say growth is back and you project a double digit, sequentially there could be hiccups or whatever, but in the long range you are saying you are comfortable, thanks.

Kris Gopalakrishnan

If you look at this quarter we have 4.3% revenue growth, 4% volume growth, on site growth of 6.8% and it is better than what we guided, so that is why we continue to believe that this is going to be a normal year, we are not seeing any reduction in the IT budgets amongst our clients, so again it reinforces our view that it is going to be a normal year. The concerns or the issues that we have is when actually these IT budgets would be spent and that is where the volatility, the uncertainity is having an impact, so there maybe delays in decision making, definitely when you look at Europe where inflation and sovereign debt are the two issues which are impacting GDP growth, there we are seeing a clearcut growth environment and there our strategy is actually to expand our presence in the market, increase our footprint, so we are proactively investing in France, Germany etc. So that is the situation.

Your second question we are investing in building out our consulting and systems integration which has already crossed 25% of our revenues but bringing a focus to that area will allow us to grow this business, provide services to the business side of our clients, similarly we are investing in products platforms and solutions and that is two things for us, one allows us to take advantage of technology trends like powered mobility etc., second allows us to look at new business models, new models for engagement and what I mean by this is pay per usage kind of model, these models are very different from our traditional model of how we work with our clients, typically we work with our clients where for example if we develop a new application, new system for them we would pay it upfront before the client uses the system, here we have to make the investments upfront and they pay for usage, so it is a very different revenue model, the revenue profile is very different, we are making investments, these are smaller investments, these are not investments of the size of Finacle, these are point solutions and some of the examples are iEngage which is a social commerce platform, social networking platform, iTransform which is in the healthcare area, digital marketing where many of our clients are moving to online and digital advertisements from the traditional print and media they have, so these are some of the investments that we are making and from an overall Infosys perspective the impact will be felt over the next three to five years but we have to make those investments today right now and it will be measured by the number of deals we win because the revenue will come over the next several quarters because each of the five deals that we have won is a usage based model, so the revenues will actually accrue over the next several months actually rather than upfront and that is the key difference in the new services that we have created under products, platforms and services.

Unknown Speaker

Sir, two questions, one on telecom, by when can we really expect a turnaround there because it is down 4% year-on-year, 1% quarter-on-quarter and the second part on attrition, though it is down quarter-on-quarter, on absolute numbers it has gone up, so if you can just throw some clarity.

Kris Gopalakrishnan

I am going to ask Prasad Thrikutam to talk about the telecom business because it is part of now our energy communication services grouping, so he will talk about that and then Nandita will talk about attrition numbers.

Prasad Thrikutam

On the telecommunication, Infosys is predominantly in the wireline space. We are investing a lot of effort, building lot of solutions and capabilities on diversifying into wireless, cable, media and entertainment and we are seeing a lot of pipeline in these areas. Infact the first quarter we just won a large deal in the telecommunications space outside the wireline area and we are seeing a good pipeline. So we believe that over the next quarters probably in the next Q2, Q3 onwards the dip will start flattening out and probably Q3, Q4 we will see growth picking up in the telecom business. We cannot quantify the vertical yet.

Nandita Gurjar

In terms of percentages there has been a drop, it was 17% last quarter, it is 15.8% this quarter, but in terms of numbers, yes it has gone up by about 800 plus numbers. This quarter is typically the time when people move for higher education and about 30% of our people who have left this quarter have gone for higher education, in terms of numbers we are good.

Abhinav

This is Abhinav from The Week Magazine. I would like to know about how important is the 3.0 strategy for Infosys and your progress on the strategy and what changes will it bring to the organization in the near future and also what challenges do you foresee for the company in the immediate future?

S. D. Shibulal

It is an absolutely unique strategy. It is extremely important for us. If you look at Infosys 1.0 it was about innovating the global delivery model, 2.0 was about building end-to-end service capability and the consulting ability, 3.0 is meant for three things, number one strengthening our strategic partnership with our clients, number two aligning in front of the client and increasing our relevance, number three is becoming truly global for our clients and ourselves. What we have done is we have taken a client centric approach, we have identified seven themes or seven areas where we will build capabilities and make investments. At the same time, we have aligned our structures to this strategy. We have created four go-to-market verticals headed by four people and we have clustered our offerings into three broad areas, business operations which consists of application development and maintenance, infrastructure management, independent validation and business process management. Consulting and systems integration which consist of enterprise solutions, the consulting work which we do and the system integration work. The third category is the products, platforms and sloutions space which is equally important that is where we are looking at nonlinearity of growth delinking the revenue versus effort linkage, creating new models of engagement for our client. Now if you look at revenue profile we are getting about 60% from business operations, 31.7% from consulting and system integration space and 8.3% from products, platform and Solutions space.

From a client perspective what will this allow us to do, number one, it will allow us to operate globally in their footprint. So because we have global verticals our verticals can operate seamlessly globally in their footprint, for example if you are working with a client who is headquartered in Europe but they have operations in US, in Brazil, in Canada, in Japan, we can seamlessly operate. We can bring the best practices from one part of the world to the other part of the world, then on the second piece of that is how relevant are we to our client, look at it, we are relevant to them in their operations part, we are relevant to them in their transformational work because we have created the consulting system integration group and that is very strong. We are also starting to be relevant to them in their differentation field, how do they innovate for themselves to be different for their own clients. So when we talk about our platforms wins in iEngage, that is about they reacting to the digital consumer space. They are trying to engage with their customers using our social commerce platform, they are trying to engage with their employees using our employee engagement platform. When you talk about our wins in digital marketing space it is the same thing. When you talk about licensing iTransform, it is our clients reacting to the healthcare economy space. So we are seeing very good traction. It is more of a boardroom play, it is not entirely an IT play, it is about changing their operations, it is about creating tremendous amount of business value, it is about being extremely relevant to them.

Nandita

Hi, this is Nandita from Outlook Business Magazine, three questions, one is on the administrative expenses are going up as the sales and marketing costs have come down, is that an aberration this quarter or is this the trend going forward that is question number one, two is on the compensation increase, will you just spell out the extent of increase both onshore and offsite that is and number three the utilization rate coming down, is that a reflection of the volatile environment or is it as the market believes some systemic problem in the utilization?

V. Balakrishnan

The sales and marketing cost is normally around 5 to 5.5% of our revenues probably for the full year we could be in that range, quarter to quarter it could vary. On the onsite offshore mix this quarter we had seen the onsite going up, it is a good sign, because whenever we see more projects start, the volume growth grows up, it could tend to be more onsite in the beginning, then the offshore kicks in, so it is a reflection of the demand we have seen and which is again reflected in the volume growth we have seen this quarter. So hopefully for the full year the mix could be similar to what we have seen last year. Compensation increase typically impact the margins around 3% in the first quarter, we have seen the trend happening even this year. We had increased the offshore wages by around 10 to 12%, onsite by around 2 to 3%, so that full impact has come in the first quarter margins, remember in April we said the margins could decline by 4% which includes 3% but since the growth came much better than what we expected and we have seen an increase in revenue productivity too the margins have declined only by 3% which is the full impact of the wage hikes what we have seen this quarter.

Sangeeta

This is Sangeeta from the Deccan Chronicle, my question is further to what Mr. Murthy said yesterday, are you all under pressure to kind of reduce the training cycle of employees from 29 weeks because he urged you all to resist the temptation and the second question is he was talking about English speaking still being a problem when it comes to customer interactions and I have been seeing that with different companies where the midlevel project managers do not know basics, so is that a serious problem and the third question is to Mr. Kris Gopalakrishnan, I am seriously fed up of cautious optimism, two-and-a-half years we had greenshoots of recovery and what can we look forward to after this, when are we going to expect those blockbuster Infosys adrenal pumping kind of action, when is that going to happen because there is no indication of that?

Kris Gopalakrishnan

For the first question on training, see we strongly believe that a well-educated, a well-trained Infoscion is our commitment to the employee himself or herself as well as to our clients. So to us it is important to make sure that our people, Infoscions feel confident to do the work they are expected to do, are enabled to do the work they do as well as of course a commitment to our clients saying that you will get the best people to work on your projects from Infosys. What Murthy was referring to was the trend in the industry actually to provide training approximately for one one-and-a-half months and sometimes even shortchanging that actually and so he is basically saying do not do that, to Infosys he is saying do not buckle under that pressure and saying that please sustain that and continue that.

To the second question about English language capabilities etc. it is just more than actually written or even oral communication, it is about having the confidence to actually stand up, engage in public speaking, even look at the ability to communicate powerfully and the ease with which you can communicate and so again it is about raising the level of confidence within our employees to communicate better and of course if there are any lowering of standards, address that through proactive English teaching.

To the third question we grew 25.8% last year, that is just a quarter back and that is organic actually, when you compare the peers and their organic growth and look at Infosys organic growth we are in a good position and we are doing well. This year of course we have projected for a growth of 18% to 20%. Now when will we see the good times back again, that is a function of the overall global economy, what we saw after the downturn was an euphoria, yes we seemed to be recovering much faster, within a year there were signs of recovery but over the last few months, you can raise any report actually there is now concern about recovery itself. In some parts of the world there is a talk about maybe even a double dip, it has come back in to discussions and come back in to your own reports at this point.

So it is prudent and it is actually we believe better to be cautious but having said that we are taking bold decisions when it comes to recruitment, we are saying that we are going to continue to recruit, so against the 6500 guidance in the first quarter we recruited 9900 people, in the second quarter we are recruiting 12000 people, for the year we are recruiting 45000 people, so we are actually saying we want to yes, the overall environment is of concern today and that is nothing Infosys is doing, that is a global economy today but we are saying that from our side we will prepare ourself, we will make the investments necessary, we have also transformed the company, the Infosys 3.0 strategy. So we believe that we are in a better position to address the needs of our clients, we are in a better position to take advantage of growth opportunities that we see and we are also saying that the IT spending this year probably will be normal if the client spends the budgets that are provided. So all those things are positive the overhang of the overall global economy is there which is not something we created.

Unknown Speaker

This is regarding the visa issues you are facing in the US. Could you give us an update and how soon do we expect this to get resolved?

Kris Gopalakrishnan

There is nothing to update at this point. We are working with authorities to resolve these issues, understand the nuances in usage of these visas and working with authorities. There is no other update I can provide at this point neither I can tell you when this will be behind us also because again that is a function of working with the authorities.

Unknown Speaker

Concerning the interpretation just to clarify couple of things that Jack Palmer has gone to Alabama Court and then is there a separate independent US justice department investigation because one senator also asked on the basis of Palmer, that is Jack Palmer still an employee, little, little things so it will make the story by itself.

Kris Gopalakrishnan

So J. Palmer is still an employee, yes we have received subpoena we are working with the authorities in responding to the visa. I cannot give you anymore details than what you yourself actually said because it is subjudice and I cannot give you anymore detail.

Unknown Speaker

In this respect, what extent is the government of India NASSCOM helping because Som Mittal did say that the guidelines have been given, it is a matter of interpretation, they are having different definitions, what they say here as the entries and things, so these are all grey areas, more to do with interpretation than violation per se. What is the government doing and what is NASSCOM, the industry body doing to help out because Mr. Murthy said, he was sad.

Kris Gopalakrishnan

This is an industry issue and NASSCOM as well as other industry associations are also working with the industry to provide the proper support they can provide. I am sure the government of India is also ready to support in anyway they can in this regard.

Unknown Speaker

Have there been any feedbacks, what does the price see that there is something like called what "misuse or abuse?"

Kris Gopalakrishnan

I can’t be more specific than what I have been at this point because again as you said these are issues that needs to be resolved. From a client perspective if there are any queries raised we are answering those queries to their satisfaction.

Unknown Speaker

Sir, we you recently read a report saying that Infosys has revised its policy as far as people traveling to the US is concerned and it is titled business visitor travels to the US an employee guide. It is a 24-page document we were told. Can you confirm?

Kris Gopalakrishnan

We revise it periodically based on our current understanding because we want to make sure two things. One is we look at industry best practices and adopt best practices. Second, we look at our understanding and revise based on our understanding of the requirement and this is something which we have done recently.

Vibhu

Sir, Vibhu from Business Standard, couple of questions. Can you just confirm or deny whether Jack Palmer, the employee who was working in one particular project, that project got canceled because of his allegation or because the matter is subjudice, Citigroup violation?

Kris Gopalakrishnan

I cannot confirm or deny other than he is an employee of Infosys, whatever information that is available you also have that, that is all I can tell you.

Vibhu

Mr. Shibu, couple of questions for you. You said the onsite volume growth was higher 6.8% to something. You said, it indicates the number of project starts but looking at the number of clients you added during the quarter 26, I think it is lowest in the last four or five quarters?

S. D. Shibulal

Actually, what I said was that our onsite growth is 6.8% in volume and in general whenever we see a spike in the onsite growth that indicates both projects start because projects mostly start onsite to begin with. That is what I said. Number of client growth, I think it is too early to just look at one quarter. Last year I think we added 135 clients, some very high number and this is the beginning of the year. It is too early for us to look at the number and come up with any secular trend. Even this quarter couple of the clients we added are Fortune 500. That is the more important number. We have 142 clients in the US Fortune 500 and 154 in Global 500. I clearly believe that these are good numbers and they are always moving up.

Vibhu

Regarding the utilization don’t you think as per the industry standards, the utilization rate at what Infosys is is quite low and I think you and few of your colleague have quoted in the media today saying that you are creating a large bench, looking at the opportunities, you still said the market is still volatile and the client spending are yet to open their fostering so what is going to be the strategy?

S. D. Shibulal

Actually even with our own standards it is low because our comfort is between 78% and 80%. As I said, the utilization is actually a reflexion of the growth and we are preparing ourselves to make sure that every opportunity, which comes our way is taken advantage too and it is also said that while there is economic volatility and uncertainty in the environment the budgets are still solid. We are not hearing from our clients that the budgets have been cut or changed. We are seeing some delays in decision-making and quick reactions from our clients. While all this is going on at the same time as soon as they take a decision they want a specific quote. So we have created some excess capacity to react to that market condition and that is what is reflecting in the utilization. Again coming back our long-term comfort on the utilization will be somewhere between 78% to 80%.

Vibhu

Regarding the pressure on billing rates I read couple of reports which said that some specific clients are asking for cut in pricing because I beleive we just said the pricing environment remains stable?

S. D. Shibulal

Pricing environment continues to be stable. We are not seeing any downward price negotiations. See there is always normal price negotiations which goes on. That part of our MSA has come up for renewal, new contracts for finalization or renewal. All that continues, but we are not seeing any abnormal activity. Our pricing is stable even this quarter it is gone up by 1.2% in the reported currency, but on constant currency it is flat.

Vibhu

Sir, why is that Infosys China had posted a loss time?

V. Balakrishnan

 Because China suffocates. They have closed to some 3000-3500 people. Their plan is to build a new campus there. We want to take it up to may be around 10,000 people in the next two to three years. So subscale operation, that is why you see the negative margins. Probably when they get the scale and we see lot of opportunities in China they will become more profitable.

Shruthi

Sir, this is Shruthi from The Economic Times. Earlier on you were talking about realignment of about 55,000 employees as part of the reorganization process. Could you give us some more details on what this was about and also year-on-year your business in North America is down so if you could help us understand this better?

S. D. Shibulal

So the first one I will answer. We are going to our realignment of our workforce to align with the strategic direction we have taken. Broadly, we have created three offerings. The first one and the largest one is business operations that is what I talked about 55,000 people in business operations. So we realign the 55,000 people into four go to markets vertical and that is complete. It has gone through without missing EBIT and everything is in stable state. The next phase of the reorganization is in progress. It will be over by the end of this month and that is about consulting and system integration space. So that is about realignment. I will now request Ashok to reply to your second question.

Ashok Vemuri

On the North America front we have actually grown this quarter by about 5% approximately. So this growth is actually a function of an expansion in business amongst all the verticals and more so of our consulting and system integration practice area where we are finding significant traction. So if you look at the businesses like retail etc., where we have very strong domain knowledge and very strong capability in the products and platform and solution space we are seeing traction actually come from the US market and therefore also the North America market.

Balaji

Where is the pressure on earnings and the EPS actually coming from sequentially because this quarter you have shown that it has declined by 5.3 and then for the Q2 the decline could be between from 2.5 and 0.9, if you could just answer this question? The script fell by almost 6% both NSE and BSE.

V. Balakrishnan

It is not because of me, Balaji.

Balaji

Not because of you, but because of this particularly looks like, the expectations greedy expectations.

V. Balakrishnan

We are like Sachin Tendulkar even if we hit 100 people want 200. The first quarter the margin got impacted because of wage increases. We had an increase of 10% to 12% offshore and 2% to 3% onsite, which impacted the margin by 3% points. That is what has reflected in the EPS growth. For the Q2, we are assuming the operating margin to remain at the same level as Q1. You see a revenue growth but the margins remain same to an extent you see a impact on the EPS for Q2 but for the full year earlier we guided for a 4% decline in operating margins because we have an impact due to currency, we have an impact due to wage increases, we have an impact due to lower utilization. In the revised guidance we are assuming the margins to decline by around 2.5% for the full year because we have the currency appreciating by close to around 2% and also the utilization dropping by around 2% plus we will not be able to absorb the whole of wage increases because the growth we are projecting is only 18% to 20%. So overall we improved the margins in the Q1 that is flowing to the full year. We look much better than what we guided in the past but still these impacts were there. Currency is external we cannot do much but the utilization and the wage increase could get absorbed if we do better than what we are guiding for on revenues.

Unknown Speaker

What is it in the first solution similar as in the previous year is it 30, 31 exactly?

V. Balakrishnan

Yes, Q1 the operating margin is around 26%, last full year it was 29.5%. We are predicting it to be around 27% for fiscal 2012.

Unknown Speaker

Sir, I just wanted to know the other income is more than 85% up year-on-year, so what really constitutes that bit and secondly can we expect more changes at the executive council level more members likely to be inducted if you can just tell us about?

V. Balakrishnan

The other income two things happened. One is the yield has gone up. Thanks to RBI raising interest rates every two months, the yield has gone up to 9.5% this quarter, that has improved the other income. #2 we had some 10 mn benefits because of currency. We had a cross currency, most of them appreciated against the US dollar. That gave us that benefit so that impact we have to see how it flows down in the next few quarters.

Kris Gopalakrishnan

Yes we will be expanding the executive council. Just wait for the announcement to happen. So that one item to be completed.

Unknown Speaker

How much of your revenue actually in terms of percentage that comes from the discretionary and non-discretionary because that is where this issue of delayed decisions is there. You have a repeat business and you have long-term?

S. D. Shibulal

Majority of the business operations work will be non-discretionary. What we call business operations when you talk about application development, maintenance, infrastructure management, independent validation other than application development. So when I take out 16 I will take out 100% of that but if I take out 10% of that 50% of work will be non-discretionary. Our consulting system integration would in my mind be almost entirely discretionary spent. Product and platform, out of that the product is discretionary and platform is annuity base.

Kris Gopalakrishnan

Thank you all very much.